FEARLESS INTERNATIONAL, INC.
927 Lincoln Road, Suite 200
Miami, Florida 33139

November 13, 2007

VIA EDGAR & FEDERAL EXPRESS
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Division of Corporation Finance
Mail Stop 4561
Attn.:    Linda VanDoorn, Senior Assistant Chief Accountant

Re:	Fearless International Inc:
Form 10-KSB for Fiscal Year Ended March 31, 2007
Form l0-QSB for Fiscal Quarter Ended and June 30, 2007
File No. 000-52159

Dear Ms. VanDoorn:

          In response to the comments of the Securities and Exchange Commission (the “Commission”) issued by letter dated October 15, 2007 and addressed to Mr. Jeffrey Binder, President and Chief Executive Officer of the Company, to the Form 10-KSB filed by Fearless International, Inc. (the “Company”) for its fiscal year ended March 31, 2007 and the Form 10-QSB for its fiscal quarter ended June 30, 2007, we submit the following responses. The Company’s responses which correspond to the numbered items in the Commission’s letter.

Form 10-KSB

Financial Statements and Notes

Balance Sheet, page F-3

1.	We note that the company incurred a net loss of $3,345.905 as of March 31, 2007, and $739,398 as of June 30, 2007, even though it is being labeled as net income within the equity section of the respective balance sheets. Please tell us how you considered SFAS 7 as it requires any cumulative net losses to be described with a caption such as “‘deficit accumulated during the development stage” in the stockholders’ equity section within the balance sheet.

“Net income” has been revised to “deficit accumulated during the development stage” on the Balance Sheet.

Consolidated Statement of Changes in Shareholders’ Equity, page F5

2.

We note that 500,000 shares of the company’s common stock valued at $1,175,000 were issued in relation to a settlement. Given the significance of this amount, please explain to us the nature of this transaction and the consideration given to disclosing such information within the footnotes of the financial statements.

The requested disclosure has been provided. Please see Note 10.

3.

We also note that $569,735 was recognized as sale of stock. Assuming that shares were issued in relation to this transaction, clarify to us how the issuance of such stock is being reflected within the company’s financial statements.

The Company received $569,735 from sale of stock. As of March 31, 2007, the common stock shares had not been issued. Subsequently, the Company has booked an equivalent amount of shares (536,402) equal to the number of shares of stock which is booked to the account “common stock subscribed” for the period, reducing paid-in-capital. This entry is reflected in Amendment No. 1 to the Form 10-KSB.

Note 1 - Nature of Business and Operation, page F7

4.

We note that 27,000,000 shares of the company’s common stock were issued to members of Fearless Yachts in exchange for all issued and outstanding membership interests in Fearless Yachts. As a result, the members of Fearless Yachts own approximately 47% of the 57,100,000 shares of the company’s common stock issued and outstanding. Given that 3,250,000 shares were issued and outstanding as of September 30, 2006, please clarify to us when the remaining 26,850,000 shares were issued and the consideration given of disclosing such material information in a Form 8-K.

The reverse merger entry is as follows:
Member Equity	debit 900,924 (on Fearless Yacht’s books)
Common Stock	credit 27,000
Common Stock	credit 30,100
APIC	credit 843,824

The $900,924 Member’s Equity in Fearless Yacht’s book was reclassified at the time of the closing of the contribution agreement. 27,000,000 shares were issued to the members of Fearless Yachts so $27,000 of common stock was booked. Since New Era Marketing Inc.’s books were not included in the closing of the contribution agreement, we have to debit $30,100 in common stock to make the total balance of common stock $57,100 which stands for 57,100,000 outstanding shares.

The number of shares is mentioned in the Form 8-K/A filed by New Era Marketing on November 20, 2006, which explains that a 12 for 1 forward split of its shares was conducted, resulting in an aggregate of 39,000,000 issued and outstanding shares prior to the consummation of the contribution agreement.

As reported on the Form 8-K filed on December 13, 2006, on December 11, 2006, in accordance with the contribution agreement, Fearless Yachts became a wholly-owned subsidiary of New Era Marketing, and the members of Fearless received the right to receive an aggregate of 27,000,000 shares of New Era’s common stock in exchange for all issued and outstanding membership interests in Fearless Yachts. At closing of the contribution agreement, the members of Fearless contributed 100% of their membership interests therein in return for a number of shares of New Era common stock representing approximately 47% of the 57,100,000 shares of common stock issued and outstanding following the closing of the contribution agreement. Contemporaneously with the closing of the contribution agreement, the Company redeemed and canceled a 8,900,000 shares of New Era common stock.

The figure 30,100,000 shares outstanding was an amount agreed upon in the Contribution Agreement between New Era Marketing, Inc. and Fearless Yachts, LLC as described in Exhibit 2.1 as filed with Form 8-K filed December 13, 2006.

5.

We also note that $843,824 was recognized as APIC in relation to the reverse merger of New Era. Explain to us how the reverse merger acquisition was recognized in the company’s financial statements. In addition, tell us what consideration was given to presenting APIC relating to the merger retroactively to the beginning of the earliest period presented in the consolidated statement of changes in shareholders’ equity (deficit).

For the “reverse merger” entry mentioned above, the amount of APIC booked ($843,824) in the reverse merger is the difference between total member equity of Fearless Yachts ($900,924) and total outstanding common stock after the reverse merger (27,000 and 30,100). The number represents the excess of Fearless Yachts owners’ equity given up over the shares they received as a result of the reverse merger. Therefore, it can be viewed as the excess of Fearless Yachts owners’ contribution over the par value of the shares obtained in the reverse merger. This is equivalent to the nature of additional paid in capital at the beginning of the reverse merger.

Note 3 - Bridge Loans Payable and Warrants, page F8

6.

We note that the warrants issued, along with the secured promissory notes, have a registration rights provision for liquidating damages. We also note that it was concluded that the liquidating damage feature does not have to be separately valued based on the open items in relation to EITF 05-4. Explain to us how paragraphs 12-32 of EITF 00-19 and FSP EITF 00-19-2 were considered in your analysis in determining whether the warrants should have been accounted for separately as a liability under EITF 00-19.

When the exercise price of the warrant is fixed, the Company will be able to determine the amount of debt discount to be associated with the warrants to be recorded as additional interest expense. Additionally at that time, the Company will determine the proper accounting for the warrants, as either equity or debt with reference to APB 14, EITF 00-19 and 00-27 and FSP EITF 00-19-2.

Additionally, footnote 3 has been revised to reflect the fact that the registration rights agreement contains no provision relating to liquidated damages.

l0-QSB for the quarter ended June 30, 2007

Financial Statements and Notes

Condensed Consolidated Statement of Operations

7.

We note that $309,789 was recognized as revenue and $222,126 was recognized as construction in progress as of June 30, 2007. Please tell us and disclose in future filings your revenue recognition policy.

The Company has added its Revenue Recognition policy to the amended filing. Please see footnote 2. The Company will properly disclose its revenue recognition policy is all future filings.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; (ii) any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions. Thank you.

Very truly yours,

		/s/	Jeffrey I. Binder
Jeffrey I. Binder
Chairman and CEO
cc:	Carol Stephan
Jeffrey A. Rinde